UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Petrone Worldwide, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

7164X 10 3

(CUSIP Number)

Victor Petrone, Jr.

Chief Executive Officer of Petrone Worldwide, Inc.
2200 N. Commerce Parkway

Weston, Florida 33326

855-297-3876

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 3, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Victor Petrone, Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,760,542
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,760,542
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,760,542
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 90% (1)
14.	Type of Reporting Person (See Instructions) IN
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(1) This percentage is calculated based on 1,956,070 shares of common stock of the Issuer which were issued and outstanding as of March 3, 2014, as confirmed by the transfer agent of the Issuer and disclosed in a Form 10 filed by the Issuer with the Securities and Exchange Commission on June 13, 2014.

EXPLANATORY NOTE

THIS STATEMENT OF BENEFICIAL OWNERSHIP PERTAINS TO SECURITIES OF THE ISSUER ISSUED TO REPORTING PERSON ON MARCH 3, 2014. THE BENEFICIAL OWNERSHIP OF THE REPORTING PERSON WAS ORIGINALLY REPORTED ON A FORM 3 FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 21, 2014 AND IN ITEM 4 OF A FORM 10 FILED BY THE ISSUER WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 13, 2014. PURSUANT TO THE ADVISE OF THE CURRENT LEGAL COUNSEL THIS SCHEDULE 13D IS BEING FILED TO PROVIDE ADDITIONAL DISCLOSURE OF THE TRANSACTION.

Item 1. Security and Issuer.

This Statement on Schedule 13D relates to the common stock, par value $0.001 per share (“Common Stock”), of Petrone Worldwide, Inc., a Nevada corporation (the “Issuer”), and is being filed by Victor Petrone, Jr. The Issuer’s current principal executive offices are located at 2200 N. Commerce Parkway, Weston, Florida 33326.

Item 2. Identity and Background.

(a)	This Schedule 13D is being filed by Victor Petrone, Jr. (the “Reporting Person”)

(b)	The principal business address of the Reporting Person is c/o Petrone Worldwide, Inc., 2200 N. Commerce Parkway, Weston, Florida 33326.

(c)	The Reporting Person is the sole officer (Chairman of the Board, President/Chief Executive Officer, Secretary, and Treasurer/Chief Financial Officer) and sole director of the Issuer.

(d)	The Reporting Person has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States.

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Item 3. Source and Amount of Funds or Other Consideration.

On March 3, 2014, the Reporting Person acquired 1,760,542 shares of Common Stock from the Issuer pursuant to a reverse merger (the “Merger”) of Petrone Worldwide, Inc., a private company, with the Issuer. In connection with the Merger, the Issuer acquired 100% of the ownership interest in Petrone Worldwide, Inc. In conjunction with the Merger, (i) we effectuated a name change from Diabetex International Corp. to Petrone Worldwide, Inc. along with a 1 for 500 reverse stock split on February 26, 2014, (ii) Michael P. Roth, the former sole officer and sole director of the Issuer, resigned from all of his officer and director positions with the Issuer on February 28, 2014, and (iii) the Reporting Person was appointed as the sole officer (Chairman of the Board, President/Chief Executive Officer, Secretary, and Treasurer/Chief Financial Officer) and sole director of the Issuer on March 3, 2014.

Item 4. Purpose of Transaction.

The Reporting Person beneficially owns 1,760,542 shares of Common Stock (“Shares”) as a result of shares of Common Stock acquired pursuant to the Merger described in Item 3 above.

The Reporting Person expects to evaluate on an ongoing basis the Issuer’s financial condition and prospects and its interest in, and intentions with respect to, the Issuer’s and his investment in the securities of the Issuer, which review may be based on various factors, including but not limited to, the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the price and availability of shares of the Issuer’s securities, the conditions of the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities. Accordingly, the Reporting Person reserves the right to change his intentions regarding the Issuer as he deems appropriate. In particular, the Reporting Person may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, increase his investment in securities of the Issuer or dispose of all or a portion of the securities of the Issuer that he now owns or may hereafter acquire. As a member of management of the Issuer the Reporting Person may take positions with respect to and seek to influence the Issuer regarding the matters discussed above. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein.

Other than the Reporting Person’s beneficial ownership of the Shares described in this Schedule 13D and the transaction described above in Item 3 and except as set forth above, the Reporting Person does not have any current plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of the securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or (j) any similar action to those enumerated above.

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Item 5. Interest in Securities of the Issuer.

(a)	As of March 3, 2014 (“the date of this report”), the Reporting Person beneficially owns 1,760,542 shares of Common Stock, representing approximately 90% of the issued and outstanding shares of Common Stock. The foregoing percentage is calculated based on 1,956,070 shares of Common Stock issued and outstanding as of the date of this report, as confirmed by the transfer agent of the Issuer and disclosed in a Form 10 filed by the Issuer with the Securities and Exchange Commission on June 13, 2014.

(b)

The information set forth in Item 5(a) of this Schedule 13D is incorporated herein by reference. The Reporting Person has sole voting power and sole dispositive power over the shares of Common Stock, and does not have shared voting power or shared dispositive power over any shares of Common Stock.

(c)	The Reporting Person has not effected any transactions, other than those described herein in the class of securities described herein during the past 60 days of the date of this report.

(d)	Other than the Reporting Person, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)	The reporting person remains the beneficial owner of more than 5% of the class of securities described herein.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person does not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further, the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

Item 7. Material to be Filed as Exhibits.

None.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 20, 2016

/s/ Victor Petrone, Jr.
Victor Petrone, Jr.

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